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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Digimarc Corporation
(Name of Subject Company (Issuer))

Dolomite Acquisition Co.,
a wholly-owned subsidiary of
L-1 Identity Solutions, Inc.
(Names of Filing Person (Offeror))

Common Stock, par value $0.001 per share,
including the preferred stock purchase rights attached thereto
(Title of Class of Securities)

253807101
(CUSIP Number of Class of Securities)

Mark S. Molina
Executive Vice President, Chief
Legal Officer and Secretary
L-1 Identity Solutions, Inc.
177 Broad Street
12th Floor
Stamford, CT 06901
(203) 504-1100
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Marita A. Makinen
Kyle C. Krpata
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10053
(212) 210-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by L-1 Identity Solutions, Inc., dated June 30, 2008.

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EXHIBIT INDEX